Table of Contents

Banco Bradesco S.A.
Exhibit 6.1

Bradesco ADR
Earnings per share		December 31,

	2004	2005	2006

Weighted average number of preferred
shares outstanding (in shares)	944,327,192	973,893,242	981,672,582
10% right for preferred shares	94,432,719	97,389,324	98,167,258

Adjusted weighted average number of
preferred shares outstanding
(in shares) for EPS calculation	1,038,759,911	1,071,282,566	1,079,839,840

Weighted average number of common shares outstanding
(in shares)	957,064,460	977,180,608	980,383,482

Total weighted average number of
shares outstanding (in shares) (A)	1,995,824,371	2,048,463,174	2,060,223,322

Net income (in millions of reais) (B)	R$3,327	R$6,310	R$6,462

EPS for common shares (B)/(A)=(C)	R$1.67	R$3.08	R$3.14
EPS for preferred shares (C) + 10%	R$1.84	R$3.39	R$3.45